October 18, 2006

Christian G. Le Brun
General Counsel
ORBCOMM Inc.
2115 Linwood Avenue, Suite 100
Fort Lee, NJ 07024

> **Re:** **ORBCOMM Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 13, 2006**
> **File No. 333-130488**

Dear Mr. Le Brun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please note that comments on your applications for confidential treatment submitted on October 10 and October 13, 2006 will be sent in a separate letter and should be resolved prior to requesting acceleration of effectiveness.

Summary Consolidated Financial Data, page 9

2.   We note your disclosure in footnote 2 that "[t]he completion of this offering at the mid-point of the estimated price range would not require any contingent payment to the holders of Series B preferred stock." Please disclose in this section the range of the contingent payment amounts that would be payable if the IPO price

per share is below $12.50 with the maximum contingent payment, similarly to your disclosures on pages 28 and F-60.

Note 17. Subsequent Event

Series B Preferred Stock, page F-60

3.   Advise us and disclose the impact on your financial statements in the event that the IPO price is less than $11.00.

Legality Opinion

4.   We assume the amended certificate of incorporation and bylaws will be filed with the Secretary of State of Delaware and the opinion will be refiled as an exhibit to remove that contingency prior to effectiveness. Please confirm.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew at (202) 551-3377 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Sey-Hyo Lee, Esq.